02057324

PE
8-17-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: **0-29638**

SPUR VENTURES INC.
(Exact name of registrant as specified in its charter)

Suite 1212 – 1130 West Pender Street
Vancouver, British Columbia, Canada V6E 4A4
(Address of Principal Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: X   Form-40-F: _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____   No: X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________________

Submitted herewith:

Second Quarterly Financial Statements ended on June 30, 2002 as reported to the British Columbia Securities Commission and the TSX Venture Exchange.

SIGNATURES

Pursuant to the requirements of he Securities Exchange Act of 1934, the registrant has duly caused this report to be signed in its behalf by the undersigned, thereunto duly authorized.

Spur Ventures Inc.
(Registrant)

By ______________________
Y.B. Ian He
CEO, President and Director

Date Aug. 17, 2002

EXHIBIT 99.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER OR PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Report of Foreign Private Issuer on Form 6-K of Spur Ventures Inc., a British Columbia corporation (the "Company"), for the second quarter ended on June 30, 2002, the undersigned, Y.B. Ian He, Chief Executive Officer, President, and Director of the Company, does each hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) Such Report of Foreign Private Issuer on Form 6-K for the second quarter ended on June 30 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) The information contained in such Report of Foreign Private Issuer on Form 6-K for the month ended June 30, 2002 fairly presents, in all material respects, the financial condition and results of operations of the Company, to the extent disclosed in such report.

Date: Aug. 17, 2002

Y.B. Ian He
Chief Executive Officer, President, and Director

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1 L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed In management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders,

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period,
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedule A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Spur Ventures Inc.		June 30, 2002	02/08/15

ISSUER ADDRESS				
Suite 1212, 1130 West Pender Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6E 4A4	604 689-5564	604 609-9836
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NUMBER
Y.B. Ian He		President		604 689-5564
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
info@spur-ventures.com		www.spur-ventures.com		

CERTIFICATE
The one schedule required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
➤ Robert G Atkinson	Robert G Atkinson	02/08/15
➤ Y.B. Ian He	Y.B. Ian He	02/08/15

SPUR VENTURES INC.

CONSOLIDATED BALANCE SHEETS

In Canadian dollars as at		June 30, 2002		December 31, 2001
		(Unaudited)		
ASSETS				
Current				
Cash and cash equivalents	$	285,946	$	371,758
Accounts receivable and prepaid expenses		29,828		12,157
Marketable securities (market value : $285,550 2001 - $492,950)		250,950		492,950
		566,724		876,865
Mineral properties		2,405,939		2,251,568
	$	2,972,663	$	3,128,433
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	18,817	$	73,644
SHAREHOLDERS' EQUITY				
Capital stock				
Authorized -				
100,000,000 Common shares without par value				
100,000,000 Preferred shares without par value				
Issued -				
17,949,328 Common shares (2001 - 17,949,328)		6,231,555		6,231,555
Deficit		(3,277,709)		(3,176,766)
		2,953,846		3,054,789
	$	2,972,663	$	3,128,433

APPROVED BY THE DIRECTORS

"Robert G. Atkinson" — Director

"Y. B. Ian He" — Director

(Prepared by Management)

SPUR VENTURES INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THREE-MONTH AND SIX-MONTH ENDED JUNE 30, 2002 AND 2001

(Unaudited)

In Canadian dollars	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Expenses				
Consulting fees	$ 38,808	$ 17,816	$ 57,039	$ 35,631
Management fees	12,500	25,000	25,000	25,000
Office and miscellaneous	6,647	8,433	13,096	12,380
Printing and mailing	(10,664)	(4,637)	(9,933)	4,403
Professional fees	21,270	12,109	27,086	17,418
Rent	7,870	8,170	16,047	16,328
Transfer agent and filing fees	2,909	5,782	3,772	7,025
Travel, advertising and promotion	4,071	10,716	5,560	18,364
	83,411	83,389	137,667	136,549
Other income				
Gain on disposal of marketable securities	4,930	67,230	4,930	127,771
Interest income	634	5,446	1,444	8,885
Dividend income	12,400	26,000	30,350	48,000
	17,964	98,676	36,724	184,656
(Loss) Income for the period	(65,447)	15,287	(100,943)	48,107
Deficit, Beginning of period	(3,212,262)	(2,899,311)	(3,176,766)	(2,932,131)
Deficit, End of period	$ (3,277,709)	$ (2,884,024)	$ (3,277,709)	$ (2,884,024)
Basic and Diluted Loss per Common share	$ (0.00)	$ 0.00	$ (0.01)	$ 0.00
Weighted average number of common shares outstanding	17,949,328	17,949,328	17,949,328	17,843,627

(Prepared by Management)

SPUR VENTURES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH AND SIX-MONTH ENDED JUNE 30, 2002 AND 2001

(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
In Canadian dollars	**2002**	**2001**	**2002**	**2001**
Cash flows from operating activities				
Dividend received	$ 12,400	$ 26,000	$ 30,350	$ 48,000
Interest received	654	5,490	1,264	8,970
Interest paid	(273)	-	(367)	(314)
Cash paid to suppliers and employees	(157,833)	(121,486)	(209,618)	(166,756)
	(145,052)	(89,996)	(178,371)	(110,100)
Cash flows from investing activities				
Feasibility study, project development	(109,661)	(65,188)	(154,371)	(87,238)
Purchase of marketable securities	-	-	-	(463,000)
	(109,661)	(65,188)	(154,371)	(550,238)
Cash flows from financing activities				
Exercise of stock options	-	-	-	92,625
Proceeds from disposal of marketable securities	246,930	530,230	246,930	1,002,028
	246,930	530,230	246,930	1,094,653
(Decrease) Increase in cash and cash equivalents	(7,783)	375,046	(85,812)	434,315
Cash and cash equivalents, beginning of period	293,729	663,729	371,758	604,460
Cash and cash equivalents, end of period	$ 285,946	$ 1,038,775	$ 285,946	$ 1,038,775

(Prepared by Management)

SPUR VENTURES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(Unaudited)

1. Basis of Presentation

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). However, they do not include all the information and disclosures required by the Canadian GAAP for financial statements. They have been prepared on the same accounting policies and methods of applications as the latest annual consolidated financial statements. In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results for the entire year. The information contained in the interim financial statements should be read in conjunction with the Company's latest annual consolidated financial statements and the notes thereto.

The unaudited consolidated financial statements include Spur Ventures Inc. ("the Company"), and its wholly owned subsidiary companies, International Phosphate Mining Corporation and Kunlun Potash Ltd. All significant inter-company transactions and accounts have been eliminated.

2. Mineral Properties

	June 30, 2002	December 31, 2001
Mineral property expenditure		
Yichang phosphate – feasibility study	2,405,939	2,251,568
	$ 2,405,939	$ 2,251,568

3. Related Party Transactions

Due the six-month period ended June 30, 2002, the Company paid consulting fee of $37,039 to a company controlled by a director, management fee of $25,000 to a company controlled by a director and legal fee of $8,505 to a law firm of which a director is a partner.

4. Segmented Information

Management considers the exploration of phosphate interest in China to be the company's principal activity. All of the expenditures incurred in China in respect of this activity to date have been capitalized.

	June 30, 2002		
	Canada	China	Consolidated
Current assets	$ 566,724	$ -	$ 566,724
Mineral properties	-	2,405,939	2,405,939
Total assets	$ 566,724	$ 2,405,939	$ 2,972,663

	December 31, 2001		
	Canada	China	Consolidated
Current assets	$ 876,865	$ -	$ 876,865
Mineral properties	-	2,251,568	2,251,568
Total assets	$ 876,865	$ 2,251,568	$ 3,128,433

1. **Analysis of Expenses and Deferred Costs, Year to Date**

(A) Expenses: General administrative expenses are broken down in the consolidated statement.
(B) Mineral Properties:

	June 30, 2002	December 31, 2001
Mineral property expenditure		
Yichang phosphate - feasibility study	$ 2,405,939	$ 2,251,568
	$ 2,405,939	$ 2,251,568

2. **Related party transactions**

During the six-month period ended June 30, 2002, the Company paid $37,039 as consulting fee and $25,000 as management fee to companies controlled by the directors of the Company. The Company also paid $8,505 to a legal firm that has a partner acting as a director of the Company.

3. **For the quarter under review:**

(A) Shares issued during the quarter: Nil.
(B) Stock Options granted during this quarter: Nil.

4. **As at the end of the quarter:**

(A) Authorized

100,000,000 common shares without par value
100,000,000 preferred shares without par value, issueable in series and with special rights and restrictions to be determined on issuance

(B) Issued

	Price per Common share	Number of common shares	Amount
December 31, 2001		17,949,328	$ 6,231,555
Exercise of stock options on		Nil	Nil
June 30, 2002		17,949,328	$ 6,231,555

(C) Stock Options

During the six-month period ended Junh 30, 2002, no stock options were exercised.

The following table summarizes the options outstanding and exercisable at June 30, 2002:

No. of options	Exercise price	Expiry Date
325,000	0.90	May 13, 2002
250,000	0.90	October 18, 2005
750,000	0.90	June 18, 2006
1,325,000		

(D) List of Directors as at June 30, 2002: Alain Albagli, Robert G. Atkinson, David Black, Ernest K. Cheung, Gordon Ewart, Y.B. Ian He, Colin Leech-Porter, George H. Plewes,

1. Description of Business

Spur Ventures Inc. is a natural resource development company. It focuses on the development of Yichang Phosphate Fertilizer Project in China. The project is intended to integrate phosphate rock mining and fertilizer manufacturing to produce 1 million t/y high-analysis phosphate fertilizers for China's domestic market. The integrated project includes a mine with capacity of 1.25 million t/y and a chemical complex on the Yangtze River to produce 1 million t/y compound fertilizer (NPK). A positive feasibility study on the project by Jacobs Engineering Inc was completed at the end of 2000 and approved recently by the Chinese government in April 2002. The environmental assessment study on the project was completed and approved by Chinese government in March 2001.

2. Discussion of Operations and Financial Conditions

Total general and administrative costs for the three months ended June 30, 2002 were $83,411. The total fees paid to the engineering firms for the feasibility and environmental studies on the Yichang project in the quarter were $109,661. A fee of $15,000 was paid to a company related to Triennex in assisting Spur's project finiancing efforts. There have been no other material expenditures and no investor relation activity during this quarter.

In this quarter, the Company planned to raise working capital through private placements by issuing up to 5,000,000 units. Each unit is consisted of one common share at $0.60 per share and one one-year share purchase warrant at $0.70 per share. The fund to be raised was intended to advance the basic engineering of the Yichang project. Due to the dilution concern by shareholders initially and the capital market condition lately, the Company decided to reduce the total units to be issued to 1,000,000. To date, the proposed financing has not been closed.

The Company continued to work with Triennex on financing for the Yichang project. In this quarter, Triennex completed its Yichang project financing report for submission to various financial institutions.

The expected recovery in the U.S. economy and stock market has not so far been materialized. The global phosphate market remained depressed. The phopshate market in China has seen its recovery from trough since 2001. Many industry analysts predicted a stronger upswing of the phopshate demand and price in the spring of 2003.

3. Subsequent Events

There have been no material subsequent events since June 30, 2002.

4. Financings, Principal Purposes and Milestones

Not applicable

5. Liquidity and Solvency

At June 30, 2002, Spur had working capital of $566,724. The Company has no internal source of funding. The cash it has on hand should be sufficient to fund the Company in its current fiscal year's business activities in project financing and identifying strategic JV partners. The future of the Company depends on its ability to fund the Yichang project, general market conditions and many other factors.